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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 12)


Lomas Financial Corporation
(Name of Issuer)


Common Stock, par value $1.00 per share
(Title of Class of Securities)


541534 10 3
(CUSIP Number)


Michael S. Katz
Greenwich American Centre,
2 American Lane, Greenwich, Connecticut 06836-2571
(203) 861-8489
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


October 1995
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement.    [ ] (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 23 Pages

Page 2 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Cold Spring Associates, L.P. (13-3508022)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   WC




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware


Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By

                 8
Each             Shared Voting Power
Reporting        1,223,348
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 1,223,348


11
Aggregate Amount Beneficially Owned by Each Reporting Person
1,223,348




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
6.1%




14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Green Pond Associates, L.P. (13-3630725)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   WC




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware

Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             2,520,278 (including notes convertible into
Reporting        225,428 shares)
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 2,520,278 (including notes convertible into
                 225,428 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
2,520,278 (including notes convertible into 225,428 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
  12.4%




14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 4 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Sunrise Partners Limited Partnership (06-1374252)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   WC




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]



6
Citizenship or Place of Organization
Delaware



Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             228,954 (including notes convertible into
Reporting        96,971 shares)
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 228,954 (including notes convertible into
                 96,971 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
228,954 (including notes convertible into 96,971 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
1.1%




14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 5 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Paloma Securities L.P. (13-3471808)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   WC OO




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware



Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             929,300
Reporting
Person           9
With             Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 929,300



11
Aggregate Amount Beneficially Owned by Each Reporting Person
929,300




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
4.6%




14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 6 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Cold Spring Management, Inc. (13-3507453)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   AF




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware




Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             1,223,348
Reporting
Person           9
With             Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 1,223,348



11
Aggregate Amount Beneficially Owned by Each Reporting Person
1,223,348




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*[ ]




13
Percent of Class Represented by Amount in Row (11)
6.1% (inclusive of Common Stock held by Cold Spring Associates, L.P.)




14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 7 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Green Pond Management, Inc. (13-3630726)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   AF




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware




Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
Each             Shared Voting Power
Reporting        2,520,278 (including notes convertible into
Person           245,428 shares)
With
                 9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 2,520,278 (including notes convertible into
                 225,428 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
    2,520,278 (including notes convertible into 225,428 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
12.4% (inclusive of Common Stock and notes held by Green Pond
Associates, L.P.)




14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 8 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Dawn General Partner Corp. (06-1374251)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   AF




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware



Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             228,954 (including notes convertible into
Reporting        96,971 shares)
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 228,954 (including notes convertible into
                 96,971 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
228,954 (including notes convertible into 96,971 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
1.1% (inclusive of Common Stock and notes held by Sunrise Partners
Limited
Partnership)



14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 9 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Paloma General Partners, L.P. (06-1358010)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   AF




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware



Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             228,954 (including notes convertible into
Reporting        96,971 shares)
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 228,954 (including notes convertible into
                 96,971 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
228,954 (including notes convertible into 96,971 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
1.1% (inclusive of Common Stock and notes held by Sunrise Partners Limited Partnership)




14
Type of Reporting Person*
  PN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 10 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Paloma Partners Management Company (13-3145891)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   AF




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
Delaware




Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             1,158,254 (including notes convertible into
Reporting        96,971 shares)
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 1,158,254 (including notes convertible into
                 96,971 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
1,158,254 (including notes convertible into 96,971 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
5.7% (inclusive of the Common Stock held by Paloma Securities L.P. and Common Stock and notes held by Sunrise Partners Limited
Partnership)




14
Type of Reporting Person*
  CO




[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 11 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
S. Donald Sussman (###-##-####)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   AF




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
United States






Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             4,901,880 (including notes convertible into
Reporting        322,399 shares)
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 4,901,880 (including notes convertible into
                 322,399 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
4,901,880 (including notes convertible into 322,399 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
24.2% (inclusive of Common Stock held by Cold Spring Associates, L.P. and Paloma Securities L.P. and Common Stock and notes held by Green Pond Associates, L.P. and Sunrise Partners Limited Partnership)



14
Type of Reporting Person*
  IN



[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

Page 12 of 23 Pages

1
Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person
Paul Wolansky (###-##-####)



2
Check the Appropriate Box if a Member of a Group*
	(a) [x]
	(b) [ ]



3
SEC Use Only




4
Source of Funds
   PF




5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)  [ ]




6
Citizenship or Place of Organization
United States






Number of        7
Shares           Sole Voting Power
Beneficially        -0-
Owned By
                 8
                 Shared Voting Power
Each             2,521,077 (including notes convertible into 225,770
Reporting        shares)
Person
With             9
                 Sole Dispositive Power
                    -0-

                 10
                 Shared Dispositive Power
                 2,521,077 (including notes convertible into 225,770 shares)



11
Aggregate Amount Beneficially Owned by Each Reporting Person
2,521,077 (including notes convertible into 225,770 shares)




12
Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares*	[ ]




13
Percent of Class Represented by Amount in Row (11)
12.4% (inclusive of Common Stock and notes held by Green
Pond Associates, L.P.)




14
Type of Reporting Person*
  IN




[FN]
* SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 12 ("Amendment No. 12") to the Schedule 13D, originally filed on March 30, 1992 (the "Original Schedule 13D") and relating to the common stock, par value $1.00 per share (the "Common Stock"), issued by Lomas Financial Corporation, a Delaware corporation (the "Company"), is being filed by (i) Cold Spring Associates, L.P., a Delaware limited partnership ("CSA"); (ii) Green Pond Associates, L.P., a Delaware limited partnership ("GPA"); (iii) Sunrise Partners Limited Partnership, a Delaware limited partnership ("Sunrise Partners"); (iv) Paloma Securities, L.P. (formerly known as AKT Associates, L.P.), a Delaware limited partnership ("PS"); (v) Cold Spring Management, Inc., a Delaware corporation ("Cold Spring Management");
(vi) Green Pond Management, Inc., a Delaware corporation ("Green Pond Management"); (vii) Dawn General Partner Corp., a Delaware corporation ("Dawn GP"); (viii) Paloma General Partners, L.P., a Delaware limited partnership ("Paloma GP"); (ix) Paloma Partners Management Company, a Delaware corporation ("Paloma Management"); (x) S. Donald Sussman; and (xi) Paul Wolansky (collectively, the "Investor Group"). The Original Schedule 13D, as amended by Amendment Nos. 1 through 11 thereof, was filed by (i) CSA; (ii) GPA; (iii) River Road International, L.P., a Delaware limited partnership ("RRI"); (iv) PS; (v) Cold Spring Management; (vi) Green Pond Management; (vii) River Road Capital Management, a Delaware general partnership ("River Road Capital");
(viii) River Road Partners, a Connecticut general partnership ("River Road Partners"); (ix) Paloma Management; (x) Robert Jones; (xi) S. Donald Sussman;
(xii) Mark M. Feldman; and (xiii) Paul Wolansky (collectively, the "Old Investor Group"). The Original Schedule 13D is being amended by this Amendment No. 12 to reflect, as described below, (a) transfers of shares of Common Stock beneficially owned by RRI to Sunrise Partners, an affiliate of RRI, (b) the disposition by Mr. Feldman of his equity interests in Cold Spring Management, the general partner of CSA, and Green Pond Management, the general partner of GPA, (c) the withdrawal of Mr. Jones as a general partner of PS and
(d) an adjustment in the number of shares of Common Stock previously reported as beneficially owned by certain members of the Old Investor Group who are now members of the Investor Group.

ITEM 2.	IDENTITY AND BACKGROUND.

	Item 2 is amended as follows:

		The address of the principal business and principal office of each of CSA,GPA, Sunrise Partners, PS, Cold Spring Management, Green Pond
Management, Dawn GP, Paloma GP and Paloma Management is Greenwich American
Centre, 2 American Lane, Greenwich, Connecticut  06836-2571.

Page 13 of 23 Pages

	The principal business of Sunrise Partners, whose general partners are Dawn GP, and Paloma GP, is that of a private investment partnership engaged in the purchase and sale of securities for investment for its own account. The principal business of each of Dawn GP and Paloma GP is serving as a general partner of Sunrise Partners. The general partner of Paloma GP is Paloma Management. The principal executive officers of Dawn GP and Paloma Management are as set forth in Annexes A and B hereto, respectively. None of Sunrise Partners, Dawn GP, Paloma GP, Paloma Management, the principal executive officers of Dawn GP and the principal executive officers of Paloma Management has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or securities laws or finding any violation with respect to such laws.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended as follows:

The purpose of the acquisition of shares of Common Stock and Notes
(as defined below) by Sunrise Partners is for investment. Sunrise Partners may make purchases of Common Stock or Notes from time to time and may dispose of any or all shares of Common Stock and Notes held by it at any time. Any additional acquisitions may be in the open market or in privately negotiated transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is hereby amended as follows:

	(a)(i) As of the date hereof, CSA owns beneficially 1,223,348 shares of Common Stock, constituting 6.1% of the outstanding shares (based upon 20,149,231 shares outstanding).

	(ii) As of the date hereof, GPA owns beneficially 2,274,850 shares of Common Stock and $4,295,000 principal amount of the Company's 9% Senior Convertible Notes due October 1, 2002 (the "Notes"). The Notes are convertible into 245,428 shares of Common Stock (57.14 shares per $1,000 principal amount). Assuming conversion of the Notes, GPA would own 2,520,278 shares of Common Stock constituting 12.4% of the outstanding shares (based upon 20,394,659 shares which would be outstanding upon conversion of such Notes).
	(iii) As of the date hereof, Sunrise Partners owns beneficially 131,983 shares of Common Stock and $1,697,000 principal amount of Notes. The Notes are

Page 14 of 23 Pages
convertible into 96,971 shares of Common Stock. Assuming conversion of the Notes, Sunrise Partners would own 228,954 shares of Common Stock, constituting 1.1% of the outstanding shares (based upon 20,246,202 shares which would be outstanding upon conversion of such Notes). The shares of Common Stock beneficially owned by Sunrise Partners were previously beneficially owned by RRI, an affiliate of Sunrise Partners.

	(iv) As of the date hereof, PS owns beneficially 929,300 shares of Common Stock, or 4.6% of the outstanding shares (based upon 20,149,231 shares outstanding).

	(v) As of the date hereof, Mr. Wolansky owns beneficially 457 shares of Common Stock and $6,000 principal amount of Notes. The Notes are convertible into 342 shares of Common Stock. Assuming conversion of the Notes, Mr.
Wolansky would own 799 shares of Common Stock, constituting less than 0.1% of the outstanding shares (based upon 20,149,573 shares which would be outstanding upon conversion of such Notes).

Cold Spring Management, Green Pond Management, Dawn GP, Paloma GP,
Paloma Management and Mr. Sussman own directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Act, (i) Cold Spring Management may be deemed to own beneficially all of the shares of Common Stock owned by CSA, (ii) Green Pond Management may be deemed to own beneficially all of the shares of Common Stock and Notes owned by GPA, (iii) each of Dawn GP and Paloma GP may be deemed to beneficially own all of the shares of Common Stock and Notes owned by Sunrise Partners, (iv) Paloma Management may be deemed to own beneficially all of the shares of Common Stock owned by Sunrise Partners and PS, (v) Mr. Sussman may be deemed to own beneficially all of the shares of Common Stock and Notes owned by CSA, Sunrise Partners and PS and, by virtue of his stock ownership in Green Pond Management, all of the shares of Common Stock and Notes owned by GPA and (vi) Mr. Wolansky, by virtue of his stock ownership in Green Pond Management, may be deemed to own beneficially all of the shares of Common Stock and Notes owned by GPA.
As a result of the transfer of all the shares of Common Stock previously beneficially owned by RRI to Sunrise Partners, neither River Road Capital nor River Road Partners will be deemed to beneficially own any shares of Common Stock. As a result of the disposition by Mr. Feldman of his equity interest in Cold Spring Management, the general partner of CSA, Mr. Feldman will not be deemed to beneficially own any shares of Common Stock beneficially owned by CSA. As a result of the withdrawal of Mr. Jones as a general partner of PS, Mr. Jones will not be deemed to beneficially own any shares of Common Stock beneficially owned by PS.

By reason of Rule 13d-5 under the Act, the Investor Group may be deemed to own beneficially 4,902,679 shares of Common Stock in the aggregate, including shares

Page 15 of 23 Pages
issuable upon conversion of the Notes, or approximately 23.9% of the shares outstanding (based upon 20,491,972 shares which would be outstanding upon conversion of all of the Notes beneficially owned by the Investor Group).

The percentages used herein are calculated based upon the 20,149,231 shares of Common Stock issued and outstanding as of September 15, 1995, as reported to the Investor Group by the Company.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by the addition of the following:

CSA, GPA, Sunrise Partners, PS and Messrs. Sussman and Wolansky have entered into a written agreement relating to the filing of joint acquisition statements (the "Joint Acquisition Statement Agreement"), as required by Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

There is filed herewith as Exhibit 1, a copy of the Joint
Acquisition Statement Agreement.

Page 16 of 23 Pages

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1995

COLD SPRING ASSOCIATES, L.P.

By:	Cold Spring Management, Inc.,
         General Partner

By:	/s/ S. Donald Sussman
	S. Donald Sussman
	Vice President

GREEN POND ASSOCIATES, L.P.

By:	Green Pond Management, Inc.,
         General Partner

By:	/s/ S. Donald Sussman
	S. Donald Sussman
	Vice President

SUNRISE PARTNERS LIMITED PARTNERSHIP

By:	Dawn General Partner Corp.,
         General Partner

By:	/s/ Michael J. Berner
	Michael J. Berner
	Vice President

Page 17 of 23 Pages

By:	Paloma General Partners, L.P.,
         General Partner

By:	Paloma Partners Management Company,
         General Partner

By:	/s/ Michael J. Berner
	Michael J. Berner
	Senior Vice President

PALOMA SECURITIES L.P.

By:	Paloma Partners Management Company,
         General Partner

By:	/s/ Michael J. Berner
	Michael J. Berner
	Senior Vice President

S. DONALD SUSSMAN

/s/ S. Donald Sussman

PAUL WOLANSKY

/s/ Paul Wolansky

Page 18 of 23 Pages

ANNEX A


Principal Executive Officers of
Dawn General Partner Corp.


Name					Position

S. Donald Sussman			President

Michael J. Berner			Vice President

Leon Metzger				Vice President



Page 19 of 23 Pages

ANNEX B


Principal Executive Officers of
Paloma Partners Management Company


Name				Position

S. Donald Sussman		Chairman and Chief Executive Officer

Mark Jurish			President

William J. Anderson		Executive Vice President and Director of
				       Operations

Arlene Ferrara			Executive Vice President -- Office of Chairman


Michael J. Berner		Senior Vice President and General Counsel


Randall U. Tam			Senior Vice President and Controller


Leon Metzger			Senior Vice President -- Special Projects



Page 20 of 23 Pages

EXHIBIT INDEX


Exhibit No.				Document

1	                         Joint Acquisition Statement Agreement, dated
                                 October 6, 1995, among Cold Spring
                                 Associates, L.P., Green Pond Associates,
                                 L.P., Sunrise Partners Limited Partnership,
                                 Paloma Securities L.P., S. Donald Sussman and Paul Wolansky.


Page 21 of 23 Pages

								EXHIBIT 1


JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(f)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


	The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completemenss and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:   October 6, 1995

COLD SPRING ASSOCIATES, L.P.

By:	Cold Spring Management, Inc.,
        General Partner

By:	/s/ S. Donald Sussman
	S. Donald Sussman
	Vice President

GREEN POND ASSOCIATES, L.P.

By:	Green Pond Management, Inc.,
        General Partner

By:	/s/ S. Donald Sussman
	S. Donald Sussman
	Vice President

Page 22 of 23 Pages

SUNRISE PARTNERS LIMITED PARTNERSHIP

By:	Dawn General Partner Corp.,
        General Partner

By:	/s/ Michael J. Berner
	Michael J. Berner
	Vice President

By:	Paloma General Partners, L.P.,
        General Partner

By:	Paloma Partners Management Company,
        General Partner

By:	/s/ Michael J. Berner
	Michael J. Berner
	Senior Vice President

PALOMA SECURITIES L.P.

By:	Paloma Partners Management Company,

General Partner

By:	/s/ Michael J. Berner
	Michael J. Berner
	Senior Vice President

S. DONALD SUSSMAN

/s/ S. Donald Sussman

PAUL WOLANSKY

/s/ Paul Wolansky

Page 23 of 23 Pages